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EXHIBIT (a)(1)(ix)

Internal Post
To:	[Name of Weider Nutrition International Employee]
Re:	Employee Rights Letter
Date:	October , 2002

        Thank you for your submission of the Election Concerning Exchange of Stock Options form. We confirm with this letter that we have accepted your election form and have cancelled your options elected for exchange. Subject to your continued employment, your continued status as a resident of the United States and other terms of the Offer to Exchange Certain Outstanding Options dated September 12, 2002, you now have the right, in the case of the senior executives, to receive new options entitling you to purchase a number of shares of our Class A common stock that is equal to three-fourths the number of options you elected for exchange, with any fractional shares subject to the new options rounded down to the nearest whole number and in the case of all other eligible employees, to receive new options entitling you to purchase a number of shares of our Class A common stock that is equal to the number of options you elected for exchange, with an exercise price equal to the closing sale price on the date preceding the replacement grant date as reported in the print edition of The Wall Street Journal on the replacement grant date. We will issue this new option grant on the first business day that is six months and one day form the date we cancel the options accepted for exchange.

        Enclosed is your election form countersigned by us. This countersigned election form confirms the number of shares accepted by us for exchange.

        If you have any questions about the option exchange, please direct them to Tom Elitharp, Executive Vice President—Operations and Support Services, or email them to optioninfo@weider.com. Thank you.

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  EXHIBIT (a)(1)(ix)